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                                                                FILE NO. 70-8891

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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               AMENDMENT NO. 3 TO FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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
IES Industries Inc.            Interstate Power Company               WPL Holdings, Inc.
200 First Street S.E.              1000 Main Street                222 West Washington Avenue
Cedar Rapids, Iowa 52401          Dubuque, Iowa 52004                Madison, Wisconsin 53703



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                         (Name of companies filing this
                       statement and address of principal
                                executive office)

                                      None

                  --------------------------------------------


 (Name of top registered holding company, parent of each applicant or declarant)

Lee Liu                                  Michael R. Chase                         Erroll B. Davis, Jr.
Chairman of the Board &                  President and                            President and
  Chief Executive Officer                  Chief Executive Officer                  Chief Executive Officer
IES Industries Inc.                      Interstate Power Company                 WPL Holdings, Inc.
200 First Street S.E.                    1000 Main Street                         222 West Washington Avenue
Cedar Rapids, Iowa  52401                Dubuque, Iowa  52004-0769                Madison, Wisconsin  53703-0192


                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:


Barbara J. Swan, Esq.                    Stephen W. Southwick, Esq.              Kent Ragsdale, Esq.
Vice President and General Counsel       Vice President, General Counsel         Staff Counsel
Wisconsin Power and Light Company         & Secretary                            Interstate Power Company
222 West Washington Avenue               IES Industries Inc.                     1000 Main Street
Madison, Wisconsin 53703-0192            200 First Street S.E.                   P.O. Box 769
                                         Cedar Rapids, Iowa 52401                Dubuque, Iowa 52004-0769


                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005
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            The Applicants hereby amend and supplement their
Application/Declaration on Form U-1 in File No. 70-8891 (the "Application") as follows:

            1. Electric Integration -- Interconnection. Item 1.B.3. and Item 3.A.2.b.ii.I of the Application are supplemented by adding thereto the following:

                  The transmission systems of IEC East and IEC West are not directly connected currently. However, integration of the IEC East and IEC West systems for purposes of accomplishing joint economic dispatch and reserve sharing will be accommodated initially through the purchase of transmission service from other utilities. In the long term, the integration will be made through construction of transmission ties directly linking IEC East to IEC West.

                  The specific plan for integration of IEC East and IEC West is as follows. During the first three years of the merger (1998-2000), IEC will utilize firm transmission service which has already been purchased for this purpose from other utilities to allow the needed integration. The specific transmission purchases are 150 MW of firm from Commonwealth Edison ("ComEd") and 50 MW of firm from Dairyland Power Cooperative ("DPC"). These contracts each began on October 1, 1997 and run through September 30, 2000.

                  The current plan for the future integration is to construct two transmission ties between IPC and WP&L in the year 2000. The specific construction projects identified in the IEC merger filing were a 4-mile 69 kV line from Hillside substation in Prairie du Chien, Wisconsin to MacGregor substation in MacGregor, Iowa and a 3-mile 161 kV line from Nelson Dewey substation in Cassville, Wisconsin to IPW's Turkey River substation located in Iowa. The total capacity of these ties is estimated at 250 MW consisting of 50 MW for the 69 kV line and 200 MW for the 161 kV line.

                  If, for some reason, the transmission ties are not constructed on time or if the future integration between IEC East and IEC West requires more than the 250 MW of capacity provided by the two proposed transmission ties, then IEC will continue to purchase firm transmission service from either ComEd, DPC or Northern States Power Company ("NSP"). Any of these three parties can currently provide the direct transmission link between IEC East and IEC West. The capacities of the ComEd, DPC and NSP transmission ties between IEC East and IEC West are currently 1086 MW, 464 MW and 336 MW respectively.

                  ComEd is currently interconnected with IEC East by means of a 345 kV line that runs from ComEd's Wempletown substation to the Paddock substation in IEC East. This line has a capacity of 1086 MW, which is the limiting segment of the IEC East-IEC West transmission path through ComEd. ComEd is, in turn, interconnected with IEC West through two lines, rated at 345 kV and 138/161 kV, and having an aggregate capacity of 1,124 MW. The 345 kV line connects ComEd's Quad Cities generating station with IEC East's Rock Creek substation.

                  DPC is currently interconnected with IEC East by means of five 69 kV lines and one 138/161 kV line. The capacity of these six lines is 464 MW, which is the limiting interface for the IEC East-IEC West transmission path through DPC. DPC is, in turn,


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interconnected with IEC West by 32 separate transmission lines, 11 of which are rated at 161 kV and the remaining 21 of which are rated at 69 kV. The aggregate capacity of all of these transmission lines is 1,004 MW.

                  In addition, regional developments such as the MAPP Independent System Operator ("ISO") and the Midwest ISO are currently underway. Membership in one of these ISOs may change or eliminate the need to be directly connected in order to accomplish integration between IEC East and IEC West. If such organizations developed in the near term, the need for the future transmission tie construction between IEC East and IEC West may also be eliminated.

                  2. Gas Integration -- Coordination. Item 1.B.4. of the Application is hereby supplemented by adding thereto the following:

                  Northern Natural Gas Company ("NNGC") presently provides WP&L with approximately 50% of its gas requirements, provides IPC with approximately 33% of its gas requirements and IES with approximately 50% of its gas requirements. Thus, each of the three companies that will comprise IEC receive a large portion of its gas supplies from NNGC. WP&L has access to 35 gas gates in NNGC's Zone D; IPC has access to 2 gates in Zone D; IES has access to 28 gates in Zone D. IPC also has access to 24 NNGC gates in Zone E-F and IES has access to an additional 87 gates in NNGC Zone B-C. Each customer can specify delivery of gas to any individual gate within a specific zone. For an added charge, an arrangement can be made to deliver gas from one zone to another. NNGC is clearly the backbone of the proposed IEC system. The gas lines of Northern Border Pipeline Company ("NBPC") intersect NNGC pipelines in the IEC service area. NNGC transports gas primarily from Texas; NBPC transports gas primarily from Canada. Therefore, the Applicants have a significant common source of supply and delivery and fulfill that requirement of Section 2(a)(29)(B) of the 1935 Act for an "integrated (gas) public-utility system."

                  Services has begun to implement the specific plans to manage internally IEC's gas supply procurement system to achieve cost savings for the holding company system. The general manager of Energy Portfolio Management ("Portfolio") for Services will make decisions on optimum configuration of the capacity and supply portfolios for the three utility companies that comprise IEC. The employees who will be responsible for performing the gas capacity and supply procurement functions of Portfolio will be employees of Services. Although the employees who procure gas for one utility will not be distinguished from the employees who procure gas for the other utilities, the employees will still have to forecast requirements, procure gas and capacity in accordance with those forecasted requirements, and dispatch to meet those requirements by utility jurisdiction. This central management of the gas procurement function will, over time, improve efficiency and reduce overall costs as duplicative functions and excess reserve capacity are eliminated. The Applicants estimate the annual savings to be achieved through these enhanced efficiencies to be $27.4 million.


                  3. Gas Retention. Item 3.A.2.a.i. of the Application is hereby supplemented by adding to Amendment No. 2 Item 3 a new seventh paragraph as follows:

                  The chief savings achieved by operation of the three properties as a single multistate gas property arises from the complete elimination of the administrative costs of


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one of the larger companies. The non-field operations are assumed to be met by the executive and administrative operations of the other two companies. Thus, the $34.3 million of annual lost economies of operating as three companies becomes $27.4 of lost economies on an integrated basis, which as the following table shows is still significant in a very competitive industry:

                                      TABLE

                  RELATIVE LOST ECONOMIES DUE TO DIVESTITURE OF
                       THE COMBINED NATURAL GAS OPERATION
                                     OF IEC
                             (BASED ON 1995 RESULTS)


                                                                                        diseconomies
                                                     revenues        diseconomies      as a percent
                                                     $(000'S)         $(000'S)          of revenues

TOTAL GAS OPERATING REVENUE                          $332,047         $27,327.3            8.23%
TOTAL GAS OPERATING REVENUE DEDUCTIONS               $297,750         $27,327.3            9.18%
GROSS NATURAL GAS OPERATING INCOME                    $42,738         $27,327.3           63.94%
NET NATURAL GAS OPERATING INCOME                      $26,309         $27,327.3          103.87%



                  4. Stock-Based Employee Benefit Plans -- Company 401(k) Plans.
Item 1.D.3. is hereby supplemented by adding thereto the following:

                  As soon as practicable after the consummation of the merger, the Applicants intend to implement a new single IEC 401(k) plan by merging the 401(k) plans of WPLH/WP&L, IPC and IES. The merged IEC 401(k) plan will use the common stock of IEC.

                  5. Interstate Services -- Description of Procedures. Item 3.C. is hereby supplemented by adding thereto the following:

                  Services will be the central control point for all services provided by Services or through Services and during the interim before personnel are moved into Services, from one affiliated company to another. Services will maintain policies and procedures to accurately account for services requested by affiliates, the cost of providing such services and, if necessary, the cost to Services of procuring such services. This system of policies and procedures will be maintained on line for all to use. IEC will have a separate account with Services for executive functions that are not related to utility affairs. This account will include charges that are appropriately included in it alone and which, under the executive allocation formula, will be allocated to the account. Such functions will include, for example, strategic planning by executives of merger and acquisition activities.

                  Included as Exhibits D-4 and D-5 are the updated Utility and Non-Utility Service Agreements, respectively, that have been revised pursuant to the order of the PSCW. The PSCW ordered two basic changes to the Services Agreements. First, the Applicants added language to the Service Agreements to give WP&L the right to discontinue taking services from Services if the cost for those particular services exceeds the fair market value


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for the services (please see discussion below). Second, language was added to require the Applicants, prior to making any amendment to the Service Agreements, to file the amendment for approval with each of the state commissions with jurisdiction over the holding company's activities. Under this provision, if any of the state commissions does not object to the amendment or issue a letter requiring that the amendment be held in abeyance until the state commission issuing the letter completes its review, the Applicants will be able to file the amendment with the Commission. Also, under the Service Agreements, prior to the filing of any amendment relating to the cost allocation methods to be utilized by Services, Services and each of the other parties to the Service Agreements would have to approve the change. Typographical errors and incorrect references have also been corrected.


                  6. Other Services -- Incidental Services. Item 3.D. of the Application is hereby supplemented by adding thereto the following:

                  Other than permitted "incidental services," the services provided by WP&L, South Beloit, Utilities and IPC will only be provided in the interim period between the consummation of the merger and the completion of the transfer of necessary employees from the companies to Services. The completion of all of the employee transfers, however, cannot be accomplished simultaneously. All services will nevertheless still be provided through Services. Employees will simply be secunded from the appropriate companies to Services to provide needed services; these services will be billed at cost to Services by the companies and will be accounted for on Services' accounts. Ultimately, after the transition of employees is completed, all of these services will be performed directly by Services through its own employees.

                  7. Regulatory Approvals -- Federal Power Act. Item 4.B. of the Application is hereby supplemented by adding thereto the following:

                  The FERC's competitive analysis in Opinion No. 419, issued on November 12, 1997, focused primarily on the effect of the merger on the control of transfer capability into WUMS and the potential that IEC would use any such enhanced control to reduce the ability of other competing utilities from accessing lower-cost power from outside of WUMS. In response to this concern, the FERC agreed with the conclusion of the Administrative Law Judge in the Initial Decision on Rate and Merger Issues in Docket Nos. EC96-13-000, ER96-1236-000 and ER96-2560-000, issued on July 3, 1997, that the Competition Stipulation ("Stipulation") entered into by the Applicants and FERC trial staff would sufficiently mitigate any adverse competitive effects that may arise as a result of the merger. One of the points in the Stipulation required IEC to delay the construction of the two proposed transmission ties between IEC East and IEC West until it is determined that the ties, either by themselves or in combination with other transmission facility additions, will increase the simultaneous import capability into WUMS by a minimum of 400MW over existing capability. The Applicants proposed that IEC would make eight specified transmission system improvements to increase simultaneous transfer capability into WUMS by 400-600MW. The cost of the improvements will be approximately $4 million. The determination of whether the enhanced capability goal has been met shall be conducted, under FERC Opinion No. 419, by a Facilities Study Group described in the FERC Opinion. In addition, the Applicants agreed that they would not at any time claim more than 250MW of capacity of the 400MW of additional capacity. FERC stated that the net effect of the Applicants' commitments would


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be at least an additional 150MW of transfer capability into WUMS and that such an additional capability mitigates any competitive concerns. Thus, the FERC did not prohibit the construction of the tie-lines, but merely delayed the start of the construction until they were made part of an overall design plan to provide additional simultaneous transfer capability into WUMS.

                  8. Regulatory Approvals -- State Public Utility Regulation.
Item 4.D. of the Application is hereby supplemented by adding thereto the following:

                  In its Order relating to Docket No. 6680-UM-100, effective November 6, 1997, the PSCW recognized that a conflict could arise between it and the Commission if it applied the usual PSCW pricing standards for transactions between Services and the utility operating companies such as WP&L. The PSCW acknowledged that the Commission requires that such services be billed "at cost," in contrast to its own pricing standards, which generally require billing at the lower of at cost or "fair market value." In order to prevent a conflict between the provisions but maintain its policy of trying to "protect ratepayers from paying higher than market prices," the PSCW required that the Applicants add language to the Service Agreements that gives WP&L the explicit right to discontinue taking services from Services any time the cost for such services exceeds the fair market value for the services. Thus, the PSCW reached a balance between its pricing standards and those of the Commission because (i) it did not require Services to provide services to WP&L at a price level that would deviate from the at cost price standards of the Commission, but (ii) did require WP&L to look elsewhere for services when the price of the services provided by Services exceeded the fair market value for those services.

                  9. Procedure and Timing. Item 5 of the Application is amended and restated to read as follows:

Item 5.  Procedure

                  The Commission is respectfully requested to enter an order not later than January 16, 1998 granting and permitting this Application/Declaration to become effective.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits

                  Item 6 of the Application is supplemented by adding thereto the following:

              Exhibit M-4       Revised Discussion of Retention of Non-Utility
                                Business

              Exhibit D-4       Revised Public-Utility Service Agreement

              Exhibit D-5       Revised Non-Utility Service Agreement


In accordance with Rule 202 of Regulation S-T, these Exhibits were filed with the Commission in paper on December 31, 1997, pursuant to a continuing hardship exemption.
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                                   SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 31, 1997




                               WPL HOLDINGS, INC.


                               By: /s/ Erroll B. Davis, Jr.
                                   -----------------------
                                   Erroll B. Davis, Jr.
                                   President and Chief Executive
                                    Officer


                               IES INDUSTRIES INC.


                               By:/s/ Lee Liu
                                  -----------------------
                                     Lee Liu
                                    Chairman of the Board &
                                      Chief Executive Officer


                               INTERSTATE POWER COMPANY


                                By:/s/ Michael R. Chase
                                   ----------------------
                                     Michael R. Chase
                                    President and
                                      Chief Executive Officer